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                             April 13, 2023

       Richard Giroux
       Chief Financial Officer
       MeiraGTx Holdings plc
       450 East 29th Street, 14th Floor
       New York, NY 10016

                                                        Re: MeiraGTx Holdings
plc
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed March 14,
2023
                                                            File No. 001-38520

       Dear Richard Giroux:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 119

   1. Please revise your future filings to disclose the costs incurred during each period presented for each of
your key research and development projects or key programs. If you do not track your
research and development costs by project or program, please disclose that fact and explain
why you do not maintain and evaluate research and development costs by project or
program. For amounts that are not tracked by project or program, provide other
quantitative or qualitative disclosure that provides more transparency as to the type of research
and development expenses incurred (i.e. by nature or type of expense)
                                                        which should reconcile
to total research and development expense on the Statements of
                                                        Operations.
 Richard Giroux
MeiraGTx Holdings plc
April 13, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameRichard Giroux                          Sincerely,
Comapany NameMeiraGTx Holdings plc
                                                          Division of
Corporation Finance
April 13, 2023 Page 2                                     Office of Life
Sciences
FirstName LastName